

By Electronic Mail

December 10, 2019

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: VanEck Vectors ETF Trust
Issuer CIK: 0001137360
Issuer File Number: 333-123257/811-10325
Form Type: 8-A12B
Filing Date: December 10, 2019

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- VanEck Vectors Russia ETF (RSX)
- VanEck Vectors Russia Small-Cap ETF (RSXJ)
- VanEck Vectors Morningstar International Moat ETF (MOTI)
- VanEck Vectors Morningstar Wide Moat ETF (MOAT)
- VanEck Vectors Morningstar Global Wide Moat ETF (GOAT)
- VanEck Vectors Morningstar Durable Dividend ETF (DURA)
- VanEck Vectors Vietnam ETF (VNM)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Initial Listings Analyst